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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ___________________

                                 SCHEDULE 14D-9
                              ___________________

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                              ___________________

                           JONES GROWTH PARTNERS L.P.
                           (Name of Subject Company)

                           JONES GROWTH PARTNERS L.P.
                             JONES INTERCABLE, INC.
                      (Name of Person(s) Filing Statement)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)


                              ELIZABETH M. STEELE
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             JONES INTERCABLE, INC.
                            9697 EAST MINERAL AVENUE
                           ENGLEWOOD, COLORADO  80112
                                 (303) 792-3111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The subject company is Jones Growth Partners L.P., a Colorado limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Jones Intercable, Inc., 9697 East Mineral Avenue, Englewood, Colorado 80112. The general partner of the Partnership is Jones Spacelink Cable Corporation (the "Managing General Partner"). Jones Intercable, Inc., a Colorado corporation, is the parent of the Managing General Partner ("Intercable"). The title of the class of equity securities to which this Statement relates is the limited partnership interests of the Partnership (the "Interests").


ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the offer (the "Offer") by Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("Madison"), to purchase for cash up to 8,488 of the Interests, representing approximately 9.9% of the Interests outstanding, at a purchase price of $450 per Interest (less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer)(the "Offer Price"), as disclosed in the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated November 5, 1998 filed by Madison with the Securities and Exchange Commission and mailed to the limited partners. According to the Schedule 14D-1, Madison's principal business address is P.O. Box 7461, Incline Village, Nevada 89452.


ITEM 3. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by the Partnership and by Intercable.
The name and business address of the Partnership is set forth in Item 1 above. The address of Intercable and of the Managing General Partner is 9697 East Mineral Avenue, Englewood, Colorado 80112. The Partnership's associate general partner is Growth Partners, Inc., an affiliate of Lehman Brothers Inc. (the "Associate General Partner"), whose address is 3 World Financial Center, 29th Floor, New York, New York 10285. The Managing General Partner and the Associate General Partner are referred to in this Statement collectively as the "General Partners."

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     (b)(1) Pursuant to the Partnership's limited partnership agreement (the
"Partnership Agreement"), which is filed as Exhibit (c)(1) hereto, the Managing General Partner is the managing general partner of the Partnership. The Managing General Partner has responsibility for all aspects of the Partnership's operations. The Partnership itself has no officers, directors or employees. Of the 85,740 Interests outstanding, the Managing General Partner owns 850 Interests, or approximately 1% of the outstanding Interests. The Associate General Partner and the officers and directors of the General Partners do not own any Interests.

     The Partnership Agreement contains the terms and conditions of the financial arrangements between the General Partners, on the one hand, and the Partnership and its limited partners, on the other. For example, the Partnership Agreement provides that 1% of every item of Partnership income, loss, deduction and credit shall be allocated to the Managing General Partner, and the Managing General Partner will be entitled to 15% and the Associate General Partner will be entitled to 10% of the net proceeds from the sales of Partnership-owned cable television systems after the limited partners receive a return of 100% of their initial capital contributions plus an 8% liquidation preference. The Managing General Partner also receives a management fee and reimbursement of its expenses from the Partnership. The Associate General Partner also is entitled to a supervisory fee. In addition, certain affiliates of the General Partners currently receive, have received or in the future are entitled to receive fees from the Partnership for programming, brokerage and other services provided to the Partnership. Except as described herein and in the Partnership Agreement, which is filed as Exhibit (c)(1) hereto, and in Item
13. Certain Relationships and Related Transactions of the Partnership's Annual Report on SEC Form 10-K for the fiscal year ended December 31, 1997, which is filed as Exhibit (c)(2) hereto, to the best knowledge of the Partnership and Intercable, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and its limited partners, on the one hand, and the General Partners or the directors and executive officers of the General Partners or affiliates thereof, on the other hand. And, except as described herein, to the best knowledge of the Partnership and Intercable, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and its limited partners, on the one hand, and the General Partners or the directors and executive officers of the General Partners or affiliates thereof, on the other hand, with respect to the Offer.

     (b)(2) Except for the letter agreement dated June 17, 1997 by and among the Managing General Partner, the Partnership and an affiliate of Madison, which is described below and is filed as Exhibit (c)(3) hereto, relating to prior

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unregistered tender offers for Interests by affiliates of Madison, to the best knowledge of the Partnership and Intercable, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partners or the directors and executive officers of the General Partners or affiliates thereof, on the one hand, and Madison or its executive officers, directors or affiliates, on the other hand.

     During the past several years, an affiliate of Madison known as Madison Partnership Liquidity Investors 30, LLC has acquired Interests through unregistered tender offers for Interests in the Partnership and through purchases of Interests on the very limited secondary market for limited partnership interests. As of October 15, 1998, this affiliate of Madison owned a total of approximately 4,051 Interests, or approximately 4.7% of the outstanding Interests.

     Pursuant to the terms of a letter agreement dated June 17, 1997 among the Partnership, the Managing General Partner and the affiliate of Madison known as Gramercy Park Investments, LP, Madison and its affiliates received a list of the names and addresses of the limited partners of the Partnership for their use in conducting unregistered tender offers for Interests in the Partnership. In return for the list, which Madison recently returned to the Partnership, Madison and its affiliates agreed to the following terms and conditions:

     (1) Madison and its affiliates agreed to treat the partnership list as confidential and proprietary information of the Partnership and the Managing General Partner;

     (2) Madison and its affiliates agreed that the list of limited partners obtained by them pursuant to the letter agreement would be used solely for the purpose of contacting limited partners of the Partnership to inquire as to whether they wished to sell their Interests in the Partnership to Madison or one of its affiliates and for no other purpose;

     (3) Madison and its affiliates agreed to safeguard the list and to treat it as confidential information;

     (4) Madison and its affiliates represented that all of the Interests of the Partnership acquired by them would be acquired for investment purposes only and not with an intention to resell the Interests;

     (5) Madison and its affiliates agreed that on any proposal or issue submitted to a vote of the limited partners of the Partnership, Madison and its affiliates

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would vote all of their Interests in the Partnership in the same manner as the majority of all other limited partners who vote on any such proposal or issue;

     (6) Madison and its affiliates represented that, for the 12-month period commencing on June 17, 1997, Madison and its affiliates would not acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than a 5% interest in the Partnership;

     (7) Madison and its affiliates agreed to limit their purchases of Interests in any tax year of the Partnership so as not to cause the Partnership to be treated as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code and Madison and its affiliates agreed that they would not ask the Managing General Partner to approve any transfers of Interests in the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of Internal Revenue Service Notice 88-75;

     (8) Madison and its affiliates agreed that the price offered by them for Interests in the Partnership pursuant to their unregistered tender offers would be no less than $325 per Interest;

     (9) Madison and its affiliates agreed to submit any communication that they intended to send to the limited partners of the Partnership in connection with their unregistered tender offers to the Managing General Partner prior to use;

     (10) Madison and its affiliates agreed to make clear in their communications to the limited partners that they were not affiliated with the Partnership or with the Managing General Partner;

     (11) Madison and its affiliates agreed to pay costs incurred by the Partnership in connection with the production of the partnership list and the processing of transfers related to these unregistered tender offers including, without limitation, all printing, mailing, and other administrative expenses incurred by the Partnership in connection with such registered tender offers to the extent that such costs were not covered by the transfer fees paid by Madison and its affiliates in connection with its unregistered tender offers for Interests and in an amount not to exceed $5,000;

     (12) Madison and its affiliates agreed to use transfer of interest forms that conformed to the transfer of interest processes approved for use by the Managing

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General Partner, including, without limitation, the requirements for medallion guaranteed signatures for transferors and transferees; and

     (13) Madison and its affiliates agreed that they would return the list of limited partners of the Partnership to the Managing General Partner (without making any copies thereof) within ten business days of the completion of their unregistered tender offers.

     Madison and/or its affiliates conducted unregistered tender offers for Interests at a price of approximately $325 per Interest.


ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) This Statement relates to the recommendation by Intercable and the Partnership with respect to the Offer. A letter to the limited partners of the Partnership communicating the views of Intercable and of the Partnership with respect to the Offer is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

     For the reasons set forth below, the Partnership and Intercable are remaining neutral and are making no recommendation as to whether limited partners should tender their Interests in response to the Offer. In considering whether to tender their Interests, the Partnership and Intercable believe that limited partners should carefully consider all of the surrounding facts and circumstances and should review all available information including, among other things, the information contained in the Partnership's most recent quarterly report on SEC Form 10-Q for the quarter ended September 30, 1998 as well as the considerations noted below.

     For those limited partners who have no current need for liquidity and expect to retain their Interests in the Partnership through an anticipated orderly liquidation of the Partnership by the end of 1999, the Offer may be inadequate and not in their best interests. For those limited partners who have an immediate need for liquidity or who conclude that the risks of a longer holding period are significant, however, the Offer may indeed be adequate and in their best interests.

     (b) The reasons for the neutral position taken by the Partnership and Intercable are as follows:

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 .  THE PARTNERSHIP'S CABLE TELEVISION SYSTEM IS ABOUT TO BE SOLD. In August
   1998, the Partnership entered into an asset purchase agreement to sell its Wheaton System to an unaffiliated party for a contract sales price of $103,000,000, subject to customary closing adjustments. Intercable currently estimates that the closing of the sale of the Partnership's cable television system will occur during the first quarter of 1999. Because the closing of the sale is conditioned upon, among other things, the approval of the limited partners of the Partnership and the receipt of material third party consents necessary for the transfer of the system to the buyer, there can be no assurance that the proposed sale will occur or that it will occur by the end of the first quarter of 1999.

 .  INTERCABLE CURRENTLY ESTIMATES THAT THE AGGREGATE CASH DISTRIBUTIONS TO
   LIMITED PARTNERS FROM THE NET PROCEEDS OF THE PENDING SALE WILL BE AT LEAST $708 PER INTEREST, AN AMOUNT SUBSTANTIALLY IN EXCESS OF THE PURCHASE PRICE CONTAINED IN THE OFFER. The foregoing estimate reflects the expected gross proceeds from the sale reduced by repayment of Partnership debts, the settlement of working capital adjustments and the deposit of a portion of the sale proceeds into an indemnity escrow account. Relative to the estimated $708 per Interest in cash distributions from the pending sale, the Offer Price ($450 per Interest, less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer) is rather low. There can be no assurance, however, that the aggregate cash distributions to limited partners from the net proceeds of the pending sale will be equal to Intercable's current estimate because a variety of factors including, among other things, unanticipated downward closing adjustments to the sales price under the terms of the asset purchase agreement could result in a smaller amount of net sale proceeds available for distribution to the limited partners by the Partnership. If the cash distributions ultimately made to the limited partners are materially less than currently estimated, the Offer Price may in hindsight seem to be fair and adequate.

 .  INTERCABLE CURRENTLY ANTICIPATES THAT DISTRIBUTION OF THE NET SALE PROCEEDS
   FROM THE PENDING SALE (EXCLUDING ESCROWED PROCEEDS) WILL BE MADE BY THE END OF THE FIRST QUARTER OF 1999. Intercable currently anticipates that the closing of the pending sale will occur during the first quarter of 1999 and the Partnership will distribute the net sale proceeds as quickly as events allow thereafter. Pending distribution to the limited partners, the net proceeds from the sale will

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   be held by the Partnership in short-term, interest-bearing liquid investments, and distributions paid to limited partners will include interest earned on such funds. Intercable currently estimates that a distribution of the net sale proceeds from the pending sale (excluding escrowed proceeds) will be made by the end of the first quarter of 1999. It is expected that any remaining escrowed proceeds will be distributed by the end of 1999. There can be no assurance, however, that the net sale proceeds from the pending sale (excluding escrowed proceeds) will be made by the end of the first quarter of 1999 because there can be no assurance that the pending sale will close by such date. In addition, because the escrowed proceeds will be subject to potential claims by the purchaser of the system, there can be no assurance that there will be a further distribution of all or any portion of the sale proceeds to be placed in escrow.

 .  LIMITED PARTNERS WHO SELL ANY INTEREST TO MADISON PURSUANT TO THE OFFER WILL
   NOT RECEIVE ANY DISTRIBUTIONS TO BE MADE BY THE PARTNERSHIP WITH RESPECT TO THAT INTEREST ONCE THAT INTEREST IS TRANSFERRED TO MADISON, INCLUDING DISTRIBUTIONS OF THE NET PROCEEDS FROM THE SALE OF THE WHEATON SYSTEM. All distributions of net sale proceeds will be made to the limited partners of record as of the closing date of the pending sale, which is expected to occur in the first quarter of 1999 and after the announced expiration date of the Offer.

 .  AS SET FORTH IN MADISON'S MATERIALS MAILED TO THE LIMITED PARTNERS, MADISON
   IS MAKING THE OFFER FOR INVESTMENT PURPOSES AND WITH THE INTENTION OF MAKING A PROFIT FROM THE OWNERSHIP OF THE INTERESTS. In establishing the purchase price of $450 per Interest (less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer), Madison was motivated to establish the lowest price that might be acceptable to limited partners consistent with Madison's objectives.

 .  BECAUSE OF THE LIMITED NUMBER OF INTERESTS THAT CAN BE TRANSFERRED DURING THE
   REMAINDER OF 1998, IT IS PROBABLE THAT ALL OR A SIGNIFICANT PORTION OF THE INTERESTS TENDERED TO MADISON PURSUANT TO THE OFFER WILL NOT BE TRANSFERRED DURING 1998. As more fully described under Item 8 below, the Managing General Partner will not approve transfers of Interests in any tax year of the Partnership if such transfers, together with all other

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   transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the Internal Revenue Service Notice 88-75. As of the date of this Statement, transfers of 3,150 Interests already have been processed during the 1998 tax year of the Partnership and, accordingly, only 1,137 Interests remain available for transfer during the remainder of this 1998 tax year. The Managing General Partner does anticipate that additional transfers of Interests may be effected in the new tax year of 1999. The Managing General Partner's policy of limiting transfers to the 5% IRS safe harbor may have the effect of limiting the number of Interests that can be transferred pursuant to the Offer. Limited partners who are motivated to tender their Interests to Madison pursuant to the Offer primarily in order to make 1998 the final year for which they receive a K-1 Tax Form from the Partnership should not assume that the transfer of their Interests will be effectuated by the Managing General Partner in 1998. Limited partners whose Interests are transferred to Madison in 1999 will be considered limited partners of the Partnership during 1999 and thus they will receive K-1s for the 1999 tax year in early 2000. It is currently anticipated the Partnership will be liquidated and dissolved before the end of 1999 and that 1999 thus will be the final year for which all limited partners of the Partnership will receive K-1s.

 .  LIMITED PARTNERS WHO FULLY LIQUIDATE THEIR INTERESTS PURSUANT TO A SALE OF
   THEIR INTERESTS TO MADISON PURSUANT TO THE OFFER WILL HAVE THE OPPORTUNITY TO LIQUIDATE THEIR INVESTMENT IN THE PARTNERSHIP WITHOUT THE USUAL TRANSACTION COSTS ASSOCIATED WITH SECONDARY MARKET SALES, THEY WILL GAIN LIQUIDITY AND THEY MAY BE ABLE TO REDUCE THEIR TAX PREPARATION FEES AND, IF THEIR INTERESTS ARE HELD IN AN INVESTMENT RETIREMENT ACCOUNT OR SIMILAR DEFERRED COMPENSATION PLAN, THEY MAY BE ABLE TO REDUCE THEIR CUSTODIAL FEES. Intercable is aware that many limited partners incur substantial tax preparation and custodial fees that, in some cases, may exceed the difference in value between a $708 per Interest distribution and a $450 per Interest sale to Madison. For such limited partners, a sale of all of their Interests to Madison pursuant to the Offer may be advantageous, but each limited partner should consult their own financial and tax advisors with respect to these matters.

 .  LIMITED PARTNERS MAY BE ABLE TO SELL THEIR INTERESTS FOR A HIGHER PRICE THAN
   THE PRICE OFFERED BY MADISON. Intercable recommends that limited partners who seek liquidity but who do not

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   wish to sell their Interests for cash pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including, among others, the limited secondary market for trading limited partnership interests, any pending tender offer and any other offer that may be announced prior to the expiration of the Offer. For example, Intercable is aware that Smithtown Bay, LLC, another limited partner of the Partnership that together with its affiliates currently own approximately 3,271 Interests, or approximately 3.8% of the outstanding Interests, is currently conducting an unregistered tender offer for Interests at a purchase price of $500 per Interest (less the $50 transfer fee), all as more specifically detailed in Smithtown Bay's materials dated November 13, 1998 mailed to the limited partners.

 .  MADISON MAY NOT PURCHASE ALL OF THE INTERESTS TENDERED AND MAY VOTE ITS
   INTERESTS IN A MANNER ADVERSE TO OTHER LIMITED PARTNERS. Limited partners should be aware that, because the Offer seeks to purchase only up to 8,488, and not all, of the Interests, if any limited partner tenders Interests in the Offer, Madison may purchase less than all of the Interests tendered by each limited partner. See "Section 4. Proration." in Madison's Schedule 14D-1 dated November 5, 1998. Accordingly, each limited partner who tenders Interests may continue to hold Interests in the Partnership at a time when Madison may hold a significant number of Interests and may seek to vote those Interests in a manner adverse to other limited partners. Limited partners should be aware that Madison may take the position that its agreement (described under Item 3(b)(2) above) to vote its Interests in the same manner as a majority of all other limited partners does not apply to Interests acquired pursuant to the Offer, although Intercable would take the position that the commitment made by an affiliate of Madison to vote with the majority of all limited partners would apply to all Interests owned by Madison and its affiliates however acquired by them. The Partnership is currently conducting a vote of the limited partners of record as of October 15, 1998 on the sale of the Wheaton System. The Partnership does not expect to conduct any further votes of the limited partners of the Partnership but there can be no assurance that it will not do so. Although Intercable has no reason to believe that Madison will vote those Interests acquired by it pursuant to the Offer in a manner adverse to other limited partners if additional limited partner votes become necessary, there can be no assurance that it will not do so.

     THE PARTNERSHIP AND INTERCABLE URGE ALL LIMITED PARTNERS TO CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED HEREIN AND TO CONSULT WITH THEIR OWN ADVISORS,

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TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE
DECIDING TO TENDER INTERESTS. IN PARTICULAR, THE PARTNERSHIP AND INTERCABLE HAVE NOT TAKEN INTO ACCOUNT THE TAX CONSEQUENCES TO INDIVIDUAL LIMITED PARTNERS AS A RESULT OF EITHER (A) THE PENDING SALE AND THE DISSOLUTION OF THE PARTNERSHIP OR
(B) ACCEPTING OR REJECTING THE OFFER, AND THOSE TAX CONSEQUENCES COULD VARY SIGNIFICANTLY FOR EACH LIMITED PARTNER BASED ON SUCH LIMITED PARTNER'S UNIQUE TAX SITUATION OR OTHER CIRCUMSTANCES.

     NO INDEPENDENT PERSON HAS BEEN RETAINED TO EVALUATE OR RENDER ANY OPINION WITH RESPECT TO THE FAIRNESS OF THE OFFER PRICE.


ITEM 5. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Partnership nor the General Partners nor Intercable, nor any person acting on their behalf, intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Partnership and Intercable, no transactions in the Interests have been effected during the past 60 days by the Partnership, by the General Partners, by Intercable or by any affiliates or subsidiaries of such persons (including any executive officer or director of the General Partners).

     (b) To the best knowledge of the Partnership and Intercable, the officers and directors of the General Partners do not own any Interests. The Associate General Partner does not own any Interests. The Managing General Partner owns 850 Interests. The Managing General Partner does not presently intend to tender to Madison any of its Interests.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) The Partnership is not engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

     As disclosed under Item 4 above, the Partnership is currently in the process of selling its cable television system. The Partnership intends to wind up its affairs and dissolve in late 1999 or early 2000 following the termination of indemnity escrow period related to the pending sale. The asset purchase agreement for the sale of the Partnership's cable television system described in
Item 4 above was entered into (and the Partnership's plans for dissolution were formulated) prior to Madison's Offer and were not entered into (or formulated) in response to the Offer.

     (b) There are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership. As indicated under Item 7(a) and described under Item 4 above, however, the Partnership, prior to the Offer, had entered into an agreement for the sale of its cable television system and had formulated the intention to wind up its affairs and dissolve after consummation of the sale and termination of the indemnity escrow period related thereto. The sale of the Partnership's assets is expected to be consummated during the first quarter of 1999 and it is anticipated that the Partnership will be liquidated and dissolved in late 1999 or early 2000.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Limited partners are advised that all transfers of Interests of the Partnership are subject to the Managing General Partner's consent once all necessary transfer

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documents are received, reviewed and approved by the Managing General Partner.
The Managing General Partner will not approve transfers of Interests in the Partnership unless the proper transfer documents are completed in full and unless both the transferor and the transferee execute the documents with signatures medallion guaranteed. A $50 per transfer fee also must be paid before the Managing General Partner will consent to a transfer of Interests. Even if all documentation is properly completed and the fee is paid, the Managing General Partner retains the right not to consent to any transfer of Interests in its sole discretion.

     The Partnership currently is treated as a partnership for Federal income tax purposes, and the Managing General Partner has a fiduciary duty to all limited partners to take all action necessary to preserve this tax treatment. The Managing General Partner will take no action that could cause the Partnership to be treated as an association taxable as a corporation and not as a partnership for Federal income tax purposes. It is therefore the policy of the Managing General Partner that it will not approve any transfers of Interests in the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the Internal Revenue Service Notice 88-75. The Managing General Partner believes that this policy serves the best interests of the Partnership and its limited partners and it will not be waived for any reason. The Managing General Partner has informed Madison of this policy and, pursuant to the June 17, 1997 letter agreement described under Item 3(b)(2) above, Madison has agreed that it will not ask the Managing General Partner to approve any transfers of Interests in the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor. The Managing General Partner believes, and it has informed Madison of its belief, that this commitment of Madison relates to transfer requests arising from the Offer.

     Section 3.5(a) of the Partnership Agreement sets forth the conditions for the transfer of Interests. Among other provisions, Section 3.5(a) of the Partnership Agreement provides that Interests "may be assigned only with the consent of the Managing General Partner in its sole discretion" and that "the Managing General Partner may refuse to consent to any transfer if, in the sole discretion and judgment of the Managing General Partner, the transfer would be transacted on, or treated as transacted on, a secondary market or the substantial equivalent thereof or would cause the aggregate transfers to exceed permissible safe harbor limits on the trading of interests under administrative interpretations under Section 7704 of the Code; not withstanding the foregoing, no transfers or

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assignments will be permitted if such transfers or assignments would cause the aggregate transfers or assignments to exceed the permissible safe harbor limits under administrative interpretations under Section 7704 of the Code." From the outset of the Partnership, the Managing General Partner has refused to consent to any transfer if, in the sole discretion and judgment of the Managing General Partner, the transfer would be transacted on, or treated as transacted on, a secondary market or the substantial equivalent thereof or would cause the aggregate transfers to exceed permissible safe harbor limits on the trading of interests under administrative interpretations under Section 7704 of the Code. The provisions of the Partnership Agreement together with advice the Managing General Partner and the Partnership have received from its outside tax consultants at Arthur Andersen LLP, form the basis for the Managing General Partner's policy to deny transfers of Interests if such transfers would exceed the 5% IRS safe harbor.

     This policy of limiting transfers to the 5% IRS safe harbor may have the effect of limiting the number of Interests that can be transferred pursuant to the Offer. As of the date of this Statement, transfers of 3,150 Interests already have been processed during the 1998 tax year of the Partnership and, accordingly, only 1,137 Interests remain available for transfer during the remainder of this 1998 tax year. The Managing General Partner anticipates that additional transfers of Interests may be effected in the new tax year of 1999.

     All distributions to limited partners of the Partnership from the net proceeds of the sales of the Partnership's cable television systems will be made to the Partnership's limited partners of record as of the closing dates of the sales of the systems. Therefore, all distributions to limited partners of the Partnership from the net proceeds of the sale of the Wheaton System will be made to the Partnership's limited partners of record as of the closing date of the sale of the system. Limited partners who tender their Interests to Madison pursuant to the Offer prior to the record date for the sale distributions will not receive distributions from the sale.

     In addition, limited partners are advised that because transferees of Interests following the closing date of the sale of the cable television system owned by the Partnership would not be entitled to any distributions from the Partnership, transfers of Interests following the closing date of the sale of the system held by the Partnership would have no economic value. The Managing General Partner therefore has determined that, pursuant to the authority granted to it by Section 3.5(a)(1) of the Partnership Agreement, it will not approve any transfers of Interests following the closing of the sale of the Partnership's cable television systems. Transfers of Interests pursuant to registered or unregistered tender offers, in the secondary market or otherwise will therefore not be possible following the closing the sale of the Partnership's cable television systems, which is expected to occur before the end of the first quarter of 1999.

     Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on SEC Form 10-K for the fiscal year ended December 31, 1997 states that "there is no public market for the limited partnership interests and it is not expected that a market will develop in the future." Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of partnership interests operated by certain firms unaffiliated with the General Partners and the Partnership) currently are the primary means available to a limited partner to liquidate an investment in the Interests (other than tender offers to purchase, including the Offer) because the Interests are not listed or traded on any exchange or quoted on any NASDAQ list or system. Because there has never been an established trading market for the Interests, Intercable and the Partnership do not have access to any reliable, official information about the historical or current market prices for the Interests in the very limited secondary market where the Interests from time to time have been sold. Intercable believes that the secondary market deeply discounts the underlying value of the Interests due to their highly illiquid nature. Therefore, even if trading information were available, the historical or current market prices for the Interests would not necessarily be indicative of the value of the Interests and/or the Partnership's cable television system assets.

     During the past several years, however, several limited partners of the Partnership who are not in any other way affiliated with the Partnership or the General Partners conducted unregistered tender offers for Interests in the Partnership at prices ranging from $300 per Interest to $325 per Interest. Madison and/or an affiliate conducted unregistered tender offers for Interests at a price of approximately $325 per Interest pursuant to which Madison and its affiliates acquired approximately 4,051 Interests, approximately 4.7% of the outstanding Interests.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number                              Description
---------                           -----------
(a)(1)          Letter dated November 19, 1998, from the Partnership and Jones
                Intercable, Inc. to the limited partners of Jones Growth Partners L.P.

(c)(1)          Limited Partnership Agreement of Jones Growth Partners L.P. made and entered into as of June 9, 1989, by and among Jones Spacelink Cable
                Corporation and Growth Partners, Inc., as general partners, and the limited partners (previously filed with the Securities and Exchange
                Commission as Exhibit 3 to the Partnership's Annual Report on Form 10-K
                for the fiscal year ended December 31, 1989 (File No. 0-17916) filed in
                March 1990 and hereby incorporated herein by reference).

(c)(2)          Item 13.  Certain Relationships and Related Transactions on pages 28 and
                29 of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (previously filed with the Securities and
                Exchange Commission (File No. 0-17916) in March 1998 and hereby incorporated herein by reference).

(c)(3)          Letter Agreement dated June 17, 1997 by and among Jones Spacelink Cable
                Corporation, Jones Growth Partners L.P. and Gramercy Park Investments, LP
                relating to prior unregistered tender offers for Interests by an affiliate of Madison.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                 JONES GROWTH PARTNERS L.P.,
                                      a Colorado limited partnership

                                 By: Jones Spacelink Cable Corporation,
                                      its managing general partner, a Colorado
                                      corporation



                                 By:  /s/ James B. O'Brien
                                      ------------------------------------------
                                      James B. O'Brien
                                      President



                                 JONES INTERCABLE, INC., a
                                      Colorado corporation


                                 By:  /s/ Kevin P. Coyle
                                      ------------------------------------------
                                      Kevin P. Coyle
                                      Group Vice President/Finance

Dated:  November 19, 1998